EXHIBIT 99.77Q2

SUB-ITEM 77Q2.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of the copies of Section 16(a) forms furnished to the Fund, or written representations that no Forms 5 were required, the Fund believes that during the fiscal year ended October 31, 2009 all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.